Exhibit 99.1

Aurora Mobile Limited Announces Fourth Quarter and Fiscal Year 2020

Unaudited Financial Results

SHENZHEN, CHINA, March 18, 2021 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile developer service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights (SAAS Businesses# only)

•	Revenues were RMB76.6 million (US$11.7 million), an increase of 17% year-over-year and 17% quarter-over-quarter.

•	Gross profit was RMB58.7 million (US$9.0 million), an increase of 28% year-over-year and 20% quarter-over-quarter.

•	Gross margin was 76.6%, compared with 70.3% in the same quarter of 2019.

#	SAAS Businesses include both the Developer Services and Vertical Applications. SAAS Businesses will be the only business remaining starting from the first quarter of 2021.

Fourth Quarter 2020 Financial Highlights (for the Group as a whole)

•	Revenues were RMB106.0 million (US$16.2 million), a decrease of 42% year-over-year and 2% quarter-over-quarter.

•	Cost of revenues was RMB45.9 million (US$7.0 million), a decrease of 63% year-over-year and 20% quarter-over-quarter.

•	Gross profit was RMB60.1 million (US$9.2 million), a decrease of 0.5% year-over-year, and an increase of 18% quarter-over-quarter.

•	Total operating expenses were RMB106.5 million (US$16.3 million), an increase of 3% year-over-year and 9% quarter-over-quarter.

•	Net loss was RMB89.9 million (US$13.8 million), compared with a net loss of RMB40.2 million for the same period last year, and a net loss of RMB43.7 million for the third quarter of 2020.

•

Adjusted net loss (non-GAAP) was RMB29.4 million (US$4.5 million), compared with a RMB20.9 million adjusted net loss for the same period last year, and a RMB36.9 million adjusted net loss for the third quarter of 2020.

•

Adjusted EBITDA (non-GAAP) was negative RMB17.1 million (US$2.6 million), compared with negative RMB8.8 million for the same period last year, and negative RMB22.0 million for the third quarter of 2020.

Fiscal Year 2020 Financial Highlights (SAAS Businesses# only)

•	Revenues were RMB258.0 million (US$39.5 million), an increase of 21% year-over-year.

•	Gross profit was RMB194.7 million (US$29.8 million), an increase of 24% year-over-year.

•	Gross margin was 75.5%, compared with 73.4% in 2019.

#	SAAS Businesses include both the Developer Services and Vertical Applications. SAAS Businesses will be the only business remaining starting from the first quarter of 2021.

Fiscal Year 2020 Financial Highlights (for the Group as a whole)

•	Revenues were RMB471.6 million (US$72.3 million), a decrease of 48% year-over-year.

•	Cost of revenues was RMB265.4 million (US$40.7 million), a decrease of 59% year-over-year.

•	Gross profit was RMB206.2 million (US$31.6 million), a decrease of 20% year-over-year.

•	Total operating expenses were RMB396.0 million (US$60.7 million), a decrease of 2% year-over-year.

•	Net loss was RMB225.1 million (US$34.5 million), compared with net loss of RMB109.8 million in 2019.

•	Adjusted net loss (non-GAAP) was RMB141.6 million (US$21.7 million), compared with a RMB73.6 million adjusted net loss in 2019.

•	Adjusted EBITDA (non-GAAP) was negative RMB87.7 million (US$13.4 million), compared with negative RMB29.7 million in 2019.

Fourth Quarter 2020 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,698,000 as of December 31, 2020 from approximately 1,452,000 as of December 31, 2019.

•	Number of monthly active unique mobile devices increased to 1.40 billion in December 2020 from 1.36 billion in December 2019.

•	Cumulative SDK installations increased to 46.7 billion as of December 31, 2020 from 33.6 billion as of December 31, 2019.

•	Number of paying customers increased to 2,420 in the fourth quarter of 2020 from 2,131 in the fourth quarter of 2019

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “The year 2021 marks the 10th anniversary of Aurora Mobile. Looking back, we are extremely proud of what we have achieved in the past decade in helping all our mobile APP customers in China to improve their operations, grow, and now monetize. I’d like to use this opportunity to thank all the mobile APP developers who have been alongside us, trusted us and co-operated with us over these 10 years. I believe the next 10 years will be even greater for our customers thanks to the new exciting and innovative product and service offerings from Aurora Mobile.

In reflection, the year 2020 was a very extraordinary year in which an unexpected pandemic reshaped the world and changed how people live their lives and how companies conduct their businesses in so many ways. During the crisis, we persistently carried out our core strategies to serve our developer customers by helping them with their business operations, user growth and the monetization of their user base. Based on the solid business foundation built with our developer subscription services, we ventured into new business territory by innovatively creating our JG Alliance business lines to help our developer customers better monetize their user traffic. The JG Alliance became a great success as we achieved a phenomenal 15X growth year-over-year in revenue and the JG Alliance DAUs grew rapidly from NIL to 130 million in merely 5 quarters.

Meanwhile, we completed the wind down of our targeted marketing business. Despite being the largest revenue contributor in 2019, we felt the Targeted Marketing business did not fit with our company’s long term growth direction and our competitive strength. I’m proud to announce that by the end of the 4th quarter 2020, our business transition was 100% complete and we have successfully transitioned our company to a pure SaaS based business model.

On a SAAS Businesses basis, which include only the Developer Services and Vertical Applications businesses, we achieved revenue of RMB 76.6 Million in the quarter, at the higher end of our guidance range. The quarterly revenue grew 17% year-over-year mainly due to the strong 46% growth in Developer services, partially offset by the decline in vertical applications, which have been impacted by COVID 19. Nevertheless, revenues from Vertical Applications have seen solid sequential growth for three consecutive quarters, as customer demand in this segment continued to recover. On a quarter-over-quarter basis, SAAS Businesses revenue recorded a strong sequential growth of 17% to RMB 76.6 Million. In Q4 2020, our SAAS Businesses contributed 72% of total revenue, up from 60% in Q3 2020. Going forward, SAAS Businesses will contribute 100% of our revenues.

On a SAAS Businesses basis, gross profit has also shown strong growth of 28% year-over-year to RMB 58.7 Million for the quarter ended December 31, 2020, due to both the revenue growth of 17% year-over-year, and margin expansion from 70% to 77% year over year. We expect our gross margin in 2021 to remain above 70% throughout the year. For Q4 2020, SAAS Businesses have contributed 98% of the gross profit, up from 96% in Q3 2020. Going forward, SAAS Businesses will contribute 100% of our gross profit.

During the year, we also put greater emphasis on product development and innovation. We successfully launched three new heavy-weight products. First, we enhanced our JG Alliance product portfolio by adding a new In-App message product. And in our developer subscription business, we launched our UMS and VAAS products to address new critical needs from developers and businesses.

JG UMS (Unification Messaging System) enables businesses to engage with their targeted customers more efficiently and cost effectively through one integrated messaging management platform, therefore improving operational simplicity while reducing costs with flexible routing strategy management.

JG VaaS (Video-as-a-Service) on the other hand, enables mobile app developers to provide relevant user-friendly short video content in their apps, therefore improving user experience, increasing user engagement and stickiness, and enhancing monetization capability. It’s a distributed way for users to consume short videos anytime and anywhere, rather than have to go to certain short-video apps to view short videos in a centralized fashion.

Both UMS and VAAS are offered in a subscription fee based model, where our customers pay annual fees based on the features they like to subscribe to. We believe both products can greatly expand our paying customer base and ARPU for our developer subscription business over time.

Mr. Fei Chen, President of Aurora Mobile, added, “For the quarter ended December 31, 2020, we recorded RMB 52.5 million in revenue for Developer Services which represented 46% growth on a year-over-year basis. The significant revenue growth in Developer Services was fueled by 28% and 14% growth in customer numbers and ARPU respectively. For Subscription services within the Developer Services, we continued to see more customers signing up to our suite of developer services. Subscription Services revenue was RMB 35.1 million, an increase of 7% year-over-year and 16% quarter-over-quarter, primarily driven by the increase in customer numbers.

Value-Added-Services within Developer Services, which include revenues from JG Alliance services and Advertisement SaaS, recorded another strong quarter as revenues grew by 29% quarter-over-quarter and 432% year-over-year.

The Value-Added-Services full year revenue grew from RMB 3.3 million in financial year 2019 to RMB 52.5 million. The 15X annual revenue growth demonstrates the large potential market opportunity and growing demand of our Value-Added-Services.

In the fourth quarter, the revenue from Value-Added-Services was RMB 17.4 million compared to RMB 3.3 million in the same quarter a year ago. This 432% year-over-year revenue growth is attributable to the growth in both the supply and demand sides of the JG Alliance. On the supply side, we continued to see many APPs joining our JG Alliance traffic network. The total number of APPs and DAU within our network exceeded 200 apps, and 130 million DAU in the fourth quarter, representing 100% and 30% growth from Q3’20, respectively. The continued growth in the number of APPs and DAUs is proof of the strong market demand for JG Alliance products.

On the demand side, mini program developers continued to play a pivotal role as traffic consumer of JG Alliance by contributing 39% of JG Alliance revenue in the quarter. Our JG Alliance’s ever-increasing traffic pool resources and innovative & unique advertising formats have given our customers a brand new effective and efficient media for user acquisition and retargeting needs.

The combined revenues from Vertical Applications, including market intelligence, financial risk management and iZone, increased by 10% sequentially from RMB21.9 million in the 3rd quarter of this year to RMB24.1 million. Revenue from Vertical Applications recorded sequential growth every quarter in 2020.

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “Operationally and financially, we have had another excellent quarter. The highlights include the SAAS Businesses’ revenue and gross profit contributions recording solid double digit year-over-year growth in all 4 quarters in 2020; the Value-Added-Services achieved revenue growth of 432% year-over-year in 4Q 2020; we recorded yet another record high group gross margin of 57% in Q4 2020, up from 47% in 3Q 2020; and 98% of the current quarter gross profit was contributed by the SAAS businesses. Adjusted EBITDA improved 22% to negative RMB 17.1 million from negative RMB 22 million in Q3’2020. This quarter, we achieved the best quarterly Adjusted EBITDA result in 2020.

On the balance sheet, accounts receivable turnover days continued to improve, decreasing significantly from 70 days in Q4 2019, and 45 days in Q3 2020 to 37 days in Q4 2020. The deferred revenue balance, which represents cash collected in advance from customers, increased significantly by 41% year-over-year to RMB 109 million as of December 31, 2020. In the fourth quarter of 2020, our operating cash flow was once again positive. This is the third consecutive quarter since Q2 2020 that we have recorded net operating cash inflow. The improvement in each of these balance sheet items were primarily driven by our shift to the SAAS business model.

We are now beginning a new chapter in the Aurora Mobile story where, from January 2021, all our revenues will be 100% contributed by the SAAS businesses only. Based on the updates given above, we are demonstrating that the transition is beneficial and healthy to our financial performance as a whole.”

Fourth Quarter 2020 Financial Results

Revenues were RMB106.0 million (US$16.2 million), a decrease of 42% from RMB182.8 million in the same quarter of last year, mainly due to a 75% decrease in revenues from the targeted marketing business as the Company exited this business by the end of 2020 and offset by a strong growth in revenue of 46% from Developer Service. In particular, the revenue from Value-Added-Services within Developer Service increased by 432% compared to the same quarter of last year.

Cost of revenues was RMB45.9 million (US$7.0 million), a decrease of 63% from RMB122.4 million in the fourth quarter of 2019. The decrease was mainly due the decrease in media cost as the Company exited from the targeted marketing business of RMB73.2 million and a RMB2.0 million decrease in bandwidth cost.

Gross profit was RMB60.1 million (US$9.2 million), at a relatively stable level compared to RMB60.4 million in the fourth quarter of 2019 despite revenue decreasing by 42% on a year-over-year basis. This is the result of our successful strategic shift in focus from a traditional targeted marketing model to SaaS Business model.

Total operating expenses were RMB106.5 million (US$16.3 million), an increase of 3% from RMB103.3 million in the same quarter of last year.

•

Research and development expenses were RMB40.6 million (US$6.2 million), a decrease of 8% from RMB43.9 million in the same quarter of last year, mainly due to a RMB8.7 million decrease in personnel costs and the impact was offset by the increases in technical service fees of RMB3.1 million and bandwidth fees of RMB2.6 million.

•

Sales and marketing expenses were RMB22.3 million (US$3.4 million), a decrease of 27% from RMB30.5 million in the same quarter of last year, mainly due to a RMB5.6 million decrease in staff costs and RMB2.0 million decrease in marketing expenses.

•

General and administrative expenses were RMB43.5 million (US$6.7 million), an increase of 51% from RMB28.8 million in the same quarter of last year, mainly due to a RMB11.0 million increase in long-lived assets impairment due to a one time cost for the “Going-Cloud” project, and increase in professional fees incurred and bad debt provision. Our “Going-Cloud” project is a transition to use cloud based servers for a portion of our infrastructure needs, whereas we completely operated and maintained self-owned servers previously.

•	Loss from operations was RMB46.4 million (US$7.1 million), compared with RMB 42.9 million in the same quarter of last year.

Net Loss was RMB89.9 million (US$13.8 million), compared with RMB40.2 million in the same quarter of last year, and RMB43.7 million in the third quarter of 2020.

Adjusted net loss (non-GAAP) was RMB29.4 million (US$4.5 million), compared with RMB20.9 million in the same period of last year, and RMB36.9 million in the third quarter of 2020.

Adjusted EBITDA (non-GAAP) was negative RMB17.1 million (US$2.6 million) compared with negative RMB8.8 million for the same period of last year, and negative RMB22.0 million in the third quarter of 2020.

The cash and cash equivalents, restricted cash and short-term investment remained relatively stable from RMB436.6 million as of September 30, 2020 to RMB436.2 million (US$66.9 million) as of December 31, 2020.

Fiscal Year 2020 Financial Results

Revenues were RMB471.6 million (US$72.3 million), a decrease of 48% from RMB906.5 million in 2019, mainly due to the decrease in targeted marketing revenue by 69% as the Company made an orderly exit from the business throughout 2020 and the impact was offset by the increase in developer service revenue by 80%. In particular, the annual revenue from Value-Added-Service within Developer Service increased by 1472% compared to the same period of last year.

Cost of revenues was RMB265.4 million (US$40.7 million), a decrease of 59% from RMB649.6 million in 2019. The decrease was mainly due to the decreases in media cost, as the Company exited from the targeted marketing business, by RMB381.2 million and bandwidth cost by RMB6.2 million.

Gross profit was RMB206.2 million (US$31.6 million), a decrease of 20% from RMB256.9 million year-over-year, mainly due to the decrease of targeted marketing revenue during the same period.

Total operating expenses were RMB396.0 million (US$60.7 million), a decrease of 2% from RMB404.1 million last year.

•

Research and development expenses were RMB174.6 million (US$26.8 million), a decrease of 1% from RMB176.2 million in last year, mainly due to decrease in personnel costs by RMB18.9 million, and the impact was offset by the increase in technical service fee of RMB10.3 million and depreciation of RMB5.8 million.

•

Sales and marketing expenses were RMB 102.3 million (US$15.7 million), a decrease of 14% from RMB118.5 million last year, mainly due to decreases in marketing expense by RMB8.5 million, staff cost by RMB4.9 million and travel & entertainment expense by RMB3.5 million.

•

General and administrative expenses were RMB119.1 million (US$18.3 million), an increase of 9% from RMB109.3 million in last year, mainly due to increase from long-lived assets impairment, as a result of the “Going-Cloud” project undertaken, of RMB11.0 million.

Loss from operations was RMB189.8 million (US$29.1 million), compared with loss of RMB147.2 million in 2019.

Net Loss was RMB225.1 million (US$34.5 million), compared with net loss of RMB109.8 million in 2019.

Adjusted net loss (non-GAAP) was RMB141.6 million (US$21.7 million), compared with loss of RMB73.6 million in 2019.

Adjusted EBITDA (non-GAAP) was negative RMB87.7 million (US$13.4 million) compared with negative RMB29.7 million in 2019.

Business Outlook

For the financial year ending December 31, 2021, the Company expects the total revenue to be between RMB380 million and RMB400 million, representing year-over-year growth of approximately 47% to 55%; and gross margin to be above 70% for the full year.

Please note that, for meaningful comparison purposes, the prior year revenue number used to calculate the growth percentage excludes revenue from Targeted Marketing business. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of December 31, 2020, the Company had repurchased a total of 920,606 ADS, no ADS were repurchased during the fourth quarter in 2020.

Conference Call

The Company will host an earnings conference call on Thursday, March 18, 2021 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/6439025

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, March 25, 2021.

The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	6439025

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, impairment of long-term investment and impairment of long-lived assets, fair value gain of long-term investment. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation, reduction in force charges, impairment of long-term investment and impairment of long-lived assets.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SaaS-model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and APP traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence, financial risk management, and location-based intelligence, empowering various industries to improve productivity and optimize decision-making.

For more information, please visit http://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	Three months ended				Twelve months ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	182,763	108,601	105,994	16,244	906,458	471,614	72,278
Cost of revenues	(122,378)	(57,536)	(45,885)	(7,032)	(649,596)	(265,436)	(40,680)

Gross profit	60,385	51,065	60,109	9,212	256,862	206,178	31,598

Operating expenses
Research and development	(43,946)	(45,623)	(40,602)	(6,223)	(176,248)	(174,597)	(26,758)
Sales and marketing	(30,507)	(27,981)	(22,341)	(3,424)	(118,548)	(102,319)	(15,681)
General and administrative	(28,823)	(24,050)	(43,517)	(6,669)	(109,291)	(119,087)	(18,251)

Total operating expenses	(103,276)	(97,654)	(106,460)	(16,316)	(404,087)	(396,003)	(60,690)

Loss from operations	(42,891)	(46,589)	(46,351)	(7,104)	(147,225)	(189,825)	(29,092)

Foreign exchange (loss)/gain, net	(60)	(2)	3	—	435	10	2
Interest income	1,334	1,568	1,568	240	6,300	6,131	940
Interest expense	(2,905)	(2,972)	(2,821)	(432)	(11,118)	(11,724)	(1,797)
Other income	3,465	4,147	(42,406)	(6,499)	38,812	(30,814)	(4,722)
Change in fair value of derivative asset	886	155	157	24	3,117	1,233	189

Loss before income taxes	(40,171)	(43,693)	(89,850)	(13,771)	(109,679)	(224,989)	(34,480)

Income tax expenses	—	—	(86)	(13)	(162)	(86)	(13)

Net loss	(40,171)	(43,693)	(89,936)	(13,784)	(109,841)	(225,075)	(34,493)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(40,171)	(43,693)	(89,936)	(13,784)	(109,841)	(225,075)	(34,493)

Net loss attributable to common shareholders	(40,171)	(43,693)	(89,936)	(13,784)	(109,841)	(225,075)	(34,493)

Net loss per share, for Class A and Class B common shares:
Class A Common Shares - basic and diluted	(0.52)	(0.56)	(1.16)	(0.18)	(1.43)	(2.91)	(0.45)
Class B Common Shares - basic and diluted	(0.52)	(0.56)	(1.16)	(0.18)	(1.43)	(2.91)	(0.45)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	59,958,276	60,461,343	60,815,983	60,815,983	59,721,341	60,415,978	60,415,978
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive income/ (loss)
Foreign currency translation adjustments	19,866	2,360	2,824	433	(2,037)	4,450	682
Total other comprehensive income/(loss), net of tax	19,866	2,360	2,824	433	(2,037)	4,450	682

Comprehensive loss	(20,305)	(41,333)	(87,112)	(13,351)	(111,878)	(220,625)	(33,811)

Comprehensive loss attributable to Aurora Mobile Limited	(20,305)	(41,333)	(87,112)	(13,351)	(111,878)	(220,625)	(33,811)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	431,459	356,115	54,577
Restricted cash	115	115	18
Derivative assets	—	100	15
Short-term investment	—	80,000	12,261
Accounts receivable	135,417	44,886	6,879
Prepayments and other current assets	86,087	48,919	7,497
Amounts due from related parties	521	—	—

Total current assets	653,599	530,135	81,247

Non-current assets:
Other non-current assets	2,642	5,631	863
Long-term investments	168,637	168,526	25,828
Property and equipment, net	106,235	73,522	11,268
Intangible assets, net	8,810	9,519	1,459

Total non-current assets	286,324	257,198	39,418

Total assets	939,923	787,333	120,665

LIABILITIES AND SHAREHOLDERS’ Equity
Current liabilities:
Accounts payable	19,996	16,592	2,543
Deferred revenue and customer deposits	77,561	109,182	16,733
Accrued liabilities and other current liabilities	96,277	109,042	16,711
Convertible notes	—	225,229	34,518
Amounts due to related parties	56	—	—

Total current liabilities	193,890	460,045	70,505

Non-current liabilities:
Other non-current liabilities	64	—	—
Deferred revenue	8,150	6,049	927
Convertible notes	230,031	—	—

Total non-current liabilities	238,245	6,049	927

Total liabilities	432,135	466,094	71,432

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
Shareholders’ equity
Common shares	48	48	7
Treasury shares	(1,999)	—	—
Additional paid-in capital	956,735	988,812	151,542
Accumulated deficit	(453,359)	(678,434)	(103,975)
Accumulated other comprehensive income	6,363	10,813	1,659

Total shareholders’ equity	507,788	321,239	49,233

Total liabilities and shareholders’ equity	939,923	787,333	120,665

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(40,171)	(43,693)	(89,936)	(13,784)	(109,841)	(225,075)	(34,493)
Add:
Share-based compensation	13,115	6,835	5,912	906	47,284	28,858	4,423
Reduction in force charges	6,158	—	—	—	6,158	—	—
Impairment of long-term investment	—	—	43,681	6,694	—	43,681	6,694
Impairment of long-lived assets	—	—	10,952	1,678	—	10,952	1,678
Fair value gain of long-term investment	—	—	—	—	(17,231)	—	—

Adjusted net loss	(20,898)	(36,858)	(29,391)	(4,506)	(73,630)	(141,584)	(21,698)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(40,171)	(43,693)	(89,936)	(13,784)	(109,841)	(225,075)	(34,493)
Add:
Interest expense	2,905	2,972	2,821	432	11,118	11,724	1,797
Depreciation of property and equipment	8,508	10,770	8,286	1,270	30,391	37,704	5,778
Amortization of intangible assets	713	1,128	1,083	166	2,307	4,368	669
Income tax expense	—	—	86	13	162	86	13

EBITDA	(28,045)	(28,823)	(77,660)	(11,903)	(65,863)	(171,193)	(26,236)
Add:
Share-based compensation	13,115	6,835	5,912	906	47,284	28,858	4,423
Reduction in force charges	6,158	—	—	—	6,158	—	—
Impairment of long-term investment	—	—	43,681	6,694	—	43,681	6,694
Impairment of long-lived assets	—	—	10,952	1,678	—	10,952	1,678
Fair value gain of long-term investment	—	—	—	—	(17,231)	—	—

Adjusted EBITDA	(8,772)	(21,988)	(17,115)	(2,625)	(29,652)	(87,702)	(13,441)

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2019	September 30, 2020	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of SAAS Businesses Revenue to Total Revenue

Developer Service	36,066	43,709	52,531	8,050	96,451	173,455	26,583

Subscription	32,788	30,160	35,100	5,379	93,108	120,925	18,532
Value-Added Service	3,278	13,549	17,431	2,671	3,343	52,530	8,051
Vertical Application	29,166	21,886	24,090	3,692	116,723	84,497	12,950

Total SAAS Businesses Revenue	65,232	65,595	76,621	11,742	213,174	257,952	39,533

Add:

Targeted Marketing Revenue	117,531	43,006	29,373	4,502	693,284	213,662	32,745
Total Revenue	182,763	108,601	105,994	16,244	906,458	471,614	72,278
SAAS Business Gross Profits[1]	45,853	48,975	58,683	8,994	156,441	194,709	29,840
SAAS Business Gross Margin[2]	70.3%	74.7%	76.6%	76.6%	73.4%	75.5%	75.5%

[1]	Our SAAS Business Gross Profits is calculated after excluding the Targeted Marketing gross profit (which is calculated as revenue less media cost) from the Group’s total gross profit.
[2]	Our SAAS Business Gross Margin is calculated by dividing the SAAS Business Gross Profit by SAAS Business Revenue.